Exhibit 1.08

For More Information:

Investor Relations            Media Relations
Monish Bahl            Scot McLeod
CDC Corporation            CDC Software
678-259 8510 770-351-9600
MonishBahl@cdcsoftware.com ScotMcLeod@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Corporation Reaffirms Fiscal Year 2006 Record Revenues of (U.S.) $309.5 Million and Net Income
of (U.S.) $10.8 Million

Company Files 2006 Annual Report and Amended 2005 Annual Report for Years 2003, 2004 and 2005,
Reflecting Improved Net Income

BEIJING, ATLANTA, July 3, 2007 — CDC Corporation (NASDAQ: CHINA) a leading Global Enterprise Software and New Media Company, today announced that it has filed with the Securities and Exchange Commission an amendment to its 2005 Annual Report on Form 20-F which contains its updated financial statements for the three years ended December 31, 2005.  As disclosed in the company’s press release on May 18, 2007, as a result of the review processes in connection with the change in independent registered public accounting firm to Deloitte & Touche LLP (“Deloitte”) from Ernst & Young, as well as various corporate initiatives, including the proposed carve-out of CDC Software, the Company had identified matters which required adjustment of its previously filed financial statements for the three years ended December 31, 2005, and adjustments to its previously furnished financial results for the year ended December 31, 2006.

A copy of CDC Corporation’s 2006 Annual Report on Form 20-F and amended 2005 Annual Report on Form 20-F/A are available on the Company’s Web site at http://www.cdccorporation.net.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes the Pivotal CRM and Saratoga CRM (customer relationship management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), MVI real-time performance management, IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About China.com Inc.
China.com is a leading operator of Internet portals serving a broad range of audiences in China.  In 2006, the company was chosen as the first to host Google’s Video Adsense, serving video ads targeted at China’s English-speaking audience.  China.com has also been appointed by the Jilin Government as the exclusive web sponsor of the 2007 Asian Winter Games.  China.com was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000.  In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with 50 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang, which has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for two consecutive years, in 2005 and 2006. Stone Age 2, from CDC Games, also received the award for “Most Anticipated Game of 2007” from CGIAC. In March 2007, the company announced the formation of CDC Games Studio, funded by up to $100 million, to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies.

About CDC Mobile
CDC Mobile, a business unit of CDC Corporation, is focused on providing consumer-based and enterprise-based mobile applications services in China. These include SMS (Short Message Services), IVR (Interactive Voice Response), MMS (Multimedia Message Service) and WAP (Wireless Application Protocol) applications and services. Through its companies in China, it has direct connectivity with local mobile operators in 29 provinces. In January 2007, CDC Mobile launched a (U.S.) $100 million investment program targeting strategic investments in leading 3G content providers in North Asia and Europe that can be leveraged to gain first-mover advantage in the anticipated 3G marketplace in China.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the ability of the Company’s enterprise software applications to deliver a superior customer experience, increase efficiencies and profitability, the success of CDC Games Studio and the CDC Mobile investment program, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the conditions of the enterprise software industry; the continued ability of the Company’s enterprise software solutions to address industry-specific requirements of customers; demand for and market acceptance of new and existing enterprise software and services; and development of new functionalities which would allow other enterprise software companies to compete more effectively. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.